U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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        NOTIFICATION OF LATE FILING                         SEC FILE NUMBER
                                                                0-23779
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     (Check One):                                             CUSIP NUMBER
                                                              878411 10 7
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[  ]Form 10-K and Form  10-KSB [  ]Form   20-F   [  ]Form   11-K   [X]Form  10-Q
    and Form 10-QSB [  ]Form N-SAR

    For Period Ended:  June 30, 1998

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  Not Applicable
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     Nothing in this Form shall be  construed to imply that the  Commission  has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: Not Applicable

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Part I--Registrant Information
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     Full Name of Registrant:  Technical Environment Solutions, Inc.

     Former Name if Applicable:  Not Applicable

     Address of Principal Executive Office:

              C/O TES GmbH
              25 Impler Strasse
              Munich, 81371
              Germany


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Part II--Rules 12b-25 (b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended June 30, 1998 within the prescribed period because the Registrant's counsel has been unable to complete the Quarterly Report due to the fact that counsel has been out of the country on business and is experiencing other unexpected staffing problems. The Registrant is, therefore, unable to complete the preparation and filing of its Quarterly Report on Form 10-QSB for the period ended June 30, 1998, within the prescribed period.

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Part IV--Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

     Henry F. Schlueter, Esq.          (303)                 292-3883
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             (Name)                 (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes      [ ] No

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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Selected Consolidated Statement of Operations Data(1)
                                   (Unaudited)

                                                 Six Months Ended June 30,
                                         --------------------------------------
                                           1997           1998           1998
                                            DM             DM             US$
                                         --------        -------      ---------

Sales                                     194,850        409,502      $ 227,085

Cost of operations                         94,123         99,472      $  55,161

Gross profit                              100,727        310,030      $ 171,924

Other costs and expenses:
   General and administrative             190,088        655,376      $ 363,431

(Loss) from operations                    (89,361)      (345,346)     $(191,508)

Other income and (expense):
   Interest income                          4,459          3,127      $   1,734
   Losses of unconsolidated
      subsidiary                             --           (8,026)     $  (4,451)
   Interest expense                       (19,305)       (15,023)     $  (8,331)
                                        ---------      ---------      ---------
                                          (14,846)       (19,922)     $ (11,048)

(Loss) before income taxes               (104,207)      (365,268)     $(202,555)

Provision for/(Benefits From)
   Income Taxes                             1,396          1,621      $     899

Net (Loss)                               (105,603)      (366,889)     $(203,454)

Earnings (loss) per share(2)                (0.07)         (0.21)     $   (0.12)

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(1)  Reported in accordance  with United States  generally  accepted  accounting principles ("GAAP") for interim financial sinformation.

(2) Based on 1,610,933 shares for the six months ended June 30, 1997 and 1,741,610 shares for the six months ended June 30, 1998.

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                      TECHNICAL ENVIRONMENT SOLUTIONS, INC.
                      -------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 17, 1998                    By: /s/ Gerd Behrens
                                            ------------------------------------
                                            Gerd Behrens, President




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


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